FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2014

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

MAX Resource Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

November 4, 2014

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on November 4, 2014

Item 4.

Summary of Material Change

See attached copy of the November 4, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the November 4, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

November 4, 2014

November 4, 2014

TSX-V: MXR

OTC BB: MXROF

Frankfurt: M1D

News Release

MAX reports on assays from East Manhattan Wash gold project, Nevada

Vancouver, B.C. - MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has re-assayed the two drill holes from East Manhattan Wash (“EMW”) announced September 12 2014 using a different  laboratory as well as a 1000 gram split from the reject in order to verify the results previously announced.  The original assays, which were conducted on 250 gram splits, showed high variability at grades >~0.1 ppm,  therefore 1000 gram splits were used to reduce the effect that coarse gold might have on the results.  While this second lab reported higher gold values on the higher grade sections of the mineralized intercepts previously reported, this did not result in a meaningful increase in the length or overall grade of the mineralized intervals previously reported.

Core from the remaining five holes drilled this summer was reviewed based on this new information and it was determined that the gold mineralization intercepted at EMW represents supergene mineralization at surface that does not have sufficient overall grade to warrant further analysis of the remaining drill core.

This drill data we now have will be considered, in conjunction with the extensive surface sampling data we have compiled, in identifying targets for future exploration at EMW, which may include targeting higher grade vein systems at depth, which is what the Manhattan mining district is primarily known for.

Analysis was performed by McClelland Laboratories, Inc. an ISO 17025 certified facility in Sparks, Nevada, using fire assay with an AA finish.  Standards and duplicates were used for quality control of the samples. A larger 1000 gram split was made for the 30 gram fire assay to obtain a more representative assay for potential coarse gold in the sample.

The EMW property is comprised of 23 claims located in the Manhattan Mining District 40 miles north of the town of Tonopah and eight miles south of the Round Mountain Mine (jointly owned by Kinross and Barrick), a conventional open pit operation that has produced more than 12 Moz of gold to date.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company focused on gold and silver exploration in Nevada.   For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contacts: Leonard MacMillan, Corporate Communication

info@maxresource.com

Phone: 604-637-2140        Toll Free: 1-866-331-5088

or

Paradox Public Relations
info@paradox-pr.ca

Phone: 514-341-0408        Toll Free: 1-866-460-0408

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  November 4, 2014

By:/s/ Stuart Rogers

Stuart Rogers

Director